December 22, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Tia L. Jenkins

Dear Madame:

Re:	Scandium International Mining Corp. (formerly EMC Metals Corp.) Form 10-K for the Year Ended December 31, 2013 File No. 000-54416

We write further to your letter dated December 19, 2014. We are currently in the process of preparing a response letter and consequent amendments to our filings to address your comments.

We anticipate responding to the U.S. Securities and Exchange Commission within twenty (20) business days of this letter to ensure that the filing of our response is complete and properly addresses your comments.

We trust the foregoing is satisfactory.

Yours truly,

SCANDIUM INTERNATIONAL MINING CORP.

Per: /s/ George Putnam

       George Putnam, CEO